December 27, 2018

Bradley Robinson
Chief Executive Officer
Predictive Technology Group, Inc.
2749 Parleys Way, Suite 101
Salt Lake City, UT 84019

       Re: Predictive Technology Group, Inc.
           Registration Statement on Form 10-12G
           Filed December 6, 2018
           File No. 000-56008

Dear Mr. Robinson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1. Please provide us with a summary of the company's SEC reporting history. Subsequent to the filing of a Form 15 on January 4, 2011, we note sporadic reporting in 2015 - 2018 by a number of different entities. Please explain the origin and reasons for the filed reports during this time period.
Products and Technologies, page 3

2. For the products you currently offer, please describe the percentage of revenue you derive from each area. In addition, please include more detail with regard to the market for regenerative medicine products.
Products in Development, page 5
 Bradley Robinson
FirstName Technology Group,Robinson
Predictive LastNameBradley Inc.
Comapany27, 2018
December NamePredictive Technology Group, Inc.
December 27, 2018 Page 2
Page 2
FirstName LastName


3. Please describe the products in development, including the stage of development, anticipated milestones, and projected time-frame for bringing these products to market.
Intellectual Property, page 6

4. Please include the duration of the various patents you have identified as material. See
         Item 101(h)(4)(vii) of Regulation S-K.
Critical Accounting Policies and Estimates
Impairment of Long-Lived Assets, page 32

5. Given the significance of your intangible assets and in the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets including definite-lived intangible assets, please consider disclosing the following: .
           Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; . Sufficient information to enable a reader to understand how you determine the undiscounted cash flow of assets or groups of assets and the significant estimates and assumptions used in your determination and whether certain estimates and assumptions are more subjective than others; . If applicable, how the assumptions and methodologies used for valuing intangible assets in the current year have changed since the prior year, highlighting the
         impact of any changes, and;   For any asset groups for which the
carrying value was close
         to the fair value, please disclose the carrying value of the asset groups.
Index to Exhibits, page 61

6. We note the disclosure on page 19 that you "have employment agreements with all members of senior management listed in the management section". Please include each agreement as an exhibit.
Consolidated Statement of Cash Flows, page F-4

7. We note your presentation of common stock issued for acquisition and the related acquisition of Inception Dx and minority interests. Based on your disclosure on page F-
         15, it appears that the stock issued for this acquisition was a non-cash transaction. Please tell us why you believe this presentation is appropriate under US GAAP. Please site the appropriate authoritative literature you relied on when making this determination.
Note 5 - Intangible Assets, page F-18

8. Please revise your filing to include the disclosures required by ASC 350-30-50-2. In this regard, we note that you have acquired trade secrets which have not been included in this disclosure.
 Bradley Robinson
FirstName Technology Group,Robinson
Predictive LastNameBradley Inc.
Comapany27, 2018
December NamePredictive Technology Group, Inc.
December 27, 2018 Page 3
Page 3
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-29

9. We note that the audit report does not address the auditor's reliance on the work of another auditor for the Juneau financial information included in Footnote 2 nor is there a separate audit report included in the filing in accordance with Rule 2-05 of Regulation S-X. Please confirm that your auditors also audited the financial statements of Juneau or tell us why the additional disclosures were not provided in the report. Consolidated Statement of Operations, page F-31

10. We note that you have presented Gross Profit as a subtotal on your statement of operations and we note that you have classified intangible asset amortization expense as a separate operating expense line item outside of cost of revenues. Please tell us what consideration was given to including this expense within cost of revenues considering your intangible assets appear to be related to revenue generating activities. Refer to Rule 5-03(b)(2) of
         Regulation S-X and SAB Topic 11:B.
Note 7 - Variable Interest Entities, page F-47

11. We note your disclosure which indicates that you own 49% of Juneau Biosciences, LLC and your disclosure on page five which indicates that Juneau is your majority-owned subsidiary. We further note your disclosure on page 20 which indicates that you own 51%
         of Juneau. These disclosures appear to conflict each other and would result in different methods of accounting for your investment in Juneau, as such, please explain how these statements are all accurate or revise your filing to provide consistent information regarding your ownership interest in Juneau.
Note 10 - Shareholder's Equity, page F-50

12. We note your disclosure which indicates that you use the Black-Scholes option valuation model to estimate the fair value of warrants. Please disclose your accounting policies in relation to warrants, including a description of the assumptions used to estimate the fair value of the warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at 202-
551-3464 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.
 Bradley Robinson
Predictive Technology Group, Inc.
December 27, 2018
Page 4
                                                 Sincerely,
FirstName LastNameBradley Robinson
                                                 Division of Corporation
Finance
Comapany NamePredictive Technology Group, Inc.
                                                 Office of Manufacturing and
December 27, 2018 Page 4                         Construction
FirstName LastName